Exhibit 3.233
CERTIFICATE OF FORMATION
OF
YUBA AVIV, L.L.C.
     This Certificate of Formation of Yuba Aviv, L.L.C. (the “LLC”), dated May 2, 2005, is being duly executed and filed by Samuel Kovitz, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et seq.)
     FIRST. The name of the limited liability company formed hereby is Yuba Aviv, L.L.C.
     SECOND. The address of the registered office of the LLC in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.
     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Samuel Kovitz
Authorized Person